UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Xenogen Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98410R108 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98410R108	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Charlesbank Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,856,460 shares*
6. SHARED VOTING POWER —
7. SOLE DISPOSITIVE POWER 2,856,460 shares*
8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,460*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12.	TYPE OF REPORTING PERSON OO
*	Includes 10,000 shares granted to the reporting person on June 7, 2005 pursuant to the Issuer’s 2005 Director Stock Plan which will not vest until June 2006. Also includes 59,873 shares that may be acquired upon exercise of a warrant, which is currently exercisable, and 257,732 shares that may be acquired upon exercise of a warrant, which will be exercisable on February 15, 2006.

CUSIP No. 98410R108	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Xenogen Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

860 Atlantic Avenue

Alameda, CA 94501

Item 2(a)	Name of Person Filing:

Charlesbank Capital Partners, LLC

2(b)	Address of Principal Business Office

200 Clarendon Street, 54th Floor

Boston, MA 02116

2(c)	Citizenship:

Massachusetts

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:

98410R108

Item 3	Not applicable; the reporting person is filing pursuant to Rule 13d-1(c)

Item 4(a)	Amount beneficially owned:

2,856,460*

4(b)	Percent of Class:

14.1%

4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

2,856,460*, subject to the terms of the Amended and Restated Existing Asset Management Agreement described more fully in Item 6.

(ii)	shared power to vote or to direct the vote:

—

(iii)	sole power to dispose or to direct the disposition of:

2,856,460*, subject to the terms of the Amended and Restated Existing Asset Management Agreement described more fully in Item 6.

(iv)	shared power to dispose or to direct the disposition of:

—

*	Includes 10,000 shares granted to the reporting person on June 7, 2005 pursuant to the Issuer’s 2005 Director Stock Plan which will not vest until June 2006. Also includes 59,873 shares that may be acquired upon exercise of a warrant, which is currently exercisable, and 257,732 shares that may be acquired upon exercise of a warrant, which will be exercisable on February 15, 2006.

Item 5	Ownership of Five Percent or less of a Class:

N/A

Item 6	Ownership of more than Five Percent on behalf of another person:

Pursuant to the Amended and Restated Existing Asset Management Agreement, dated September 30, 2001, between Charlesbank Capital Partners, LLC (“Charlesbank”), President and Fellows of Harvard College (“Harvard”) and certain individuals, Charlesbank acts as an investment manager on behalf of Harvard and its affiliates in connection with certain investments of Harvard and its affiliates, including the investment in Xenogen Corporation disclosed herein.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Tami E. Nason
Name:	Tami E. Nason
Title:	Authorized Signatory

Dated: February 13, 2006